Filed by AerCap Holdings N.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company:  Genesis Lease Limited

Exchange Act Commission File No:  1-33200

The following press release, dated November 6, 2009, entitled “AerCap Holdings N.V. Reports Third Quarter 2009 Financial Results”, relates to the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap Holdings N.V. (“AerCap”), Genesis Lease Limited (“Genesis”) and AerCap International Bermuda Limited.

IMPORTANT INFORMATION ABOUT THIS TRANSACTION

The proposed transaction between Genesis and AerCap will be submitted to the Genesis shareholders for their consideration.  In connection with the proposed transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any of the relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.

This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

For Investors: Keith Helming Chief Financial Officer
+31 20 655 9670

Peter Wortel
Investor Relations
+31 20 655 9658

For Media:
Frauke Oberdieck
PRESS RELEASE	Corporate Communications
+31 20 655 9616

FOR IMMEDIATE RELEASE

AerCap Holdings N.V. Reports Third Quarter 2009 Financial Results

23% growth in net spread and 22% growth in total assets demonstrate AerCap’s ability to deliver profitable growth.

Amsterdam, Netherlands; November 6, 2009 - AerCap Holdings N.V. (the “Company” or “AerCap”) (NYSE: AER) today announced the results of its operations for the third quarter ended September 30, 2009.

Third Quarter 2009 Highlights

•                  Third quarter 2009 net income was $35.5 million, compared with net income of $51.3 million for the same period in 2008. Third quarter 2009 net income excluding the impact of the mark-to-market of interest rate caps and share-based compensation was $39.2 million, compared with $61.2 million in third quarter 2008 on the same basis. The decrease in net income was largely due to lower maintenance revenue and lower income from the sale of assets in third quarter 2009 as compared to third quarter 2008.

•                  Third quarter 2009 basic and diluted earnings per share were $0.42. Third quarter 2009 basic and diluted earnings per share excluding the impact of the mark-to-market of interest rate caps and share-based compensation were $0.46.

•                  Net spread, the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps, was $114.6 million in third quarter 2009 compared to $93.3 million in third quarter 2008, an increase of 23%. This measure reflects the increase in leasing income.

•                  Basic lease revenue for the third quarter 2009 was $142.4 million, compared to $132.9 million for the same period in 2008, an increase of 7%. Total lease revenue for the third quarter 2009 was $153.8 million, compared to $167.9 million for the same period in 2008, a decrease of 8%. The decrease in total lease revenue was due to lower maintenance rents in third quarter 2009 as compared to third quarter 2008.

•                  Total revenue for the third quarter 2009 was $212.5 million, compared to $301.9 million for the same period in 2008. The decrease was mainly due to lower aircraft sales revenue and lower maintenance revenue, partially offset by higher basic lease revenue.

•                  Sales revenue for the third quarter 2009 was $49.0 million, compared to $122.4 million for the same period in 2008, and was generated from the sale of one aircraft, three engines and parts inventory.  In addition, on October 29, 2009, we executed agreements for the sale of three of our A330-300 forward order aircraft delivering in 2010 (the sales will be recorded at time of delivery).

•                  Total assets were $6.4 billion at September 30, 2009, an increase of 22% over total assets of $5.3 billion at September 30, 2008.

•                  Committed purchases of aviation assets delivered or scheduled for delivery in 2009 are $1.8 billion, of which $1.1 billion closed in the nine month period ended September 30, 2009.

Previously disclosed Third Quarter 2009 Highlights

•                  In third quarter 2009, AerCap announced that the Boards of Directors of AerCap Holdings N.V. and Genesis Lease Limited had approved a definitive agreement under which AerCap and Genesis will merge in an all share-for-share transaction.

Klaus Heinemann, CEO of AerCap, commented: “AerCap continues to substantially grow its core leasing business as measured by the Company’s net spread results. Additionally, we have expanded AerCap’s overall market position through the share-for-share transaction with Genesis Lease. Both are clear evidence that AerCap is well positioned to take advantage of the prevailing market dislocation. The performance of emerging markets and low cost carriers has begun to improve. Resumed 2010 passenger growth along with fuel costs based on 75 to 100 dollars per barrel, will enable the market for modern, state of the art narrowbodies to rapidly rebalance.”

AerCap’s CFO, Keith Helming, said: “Our third quarter 2009 results highlight the consistent growth in the Company’s leasing related earnings as demonstrated through the 23% increase in net spread. Additionally, the Company’s margin of net spread divided by average lease assets has remained constant year-over-year. The Company’s consistent performance is attributable to the decrease in interest rates coupled with the use of interest rate caps, plus relatively stable basic lease rents achieved on deliveries of new, fuel-efficient aircraft.”

Summary of Financial Results

AerCap recorded a third quarter 2009 net income of $35.5 million or $0.42 earnings per basic and diluted share. Included in the third quarter 2009 net income amount were charges relating to mark-to-market of interest rate caps and share-based compensation of $3.7 million or $0.04 per basic and diluted share, net of tax. The after-tax charge relating to the mark-to-market of our interest rate caps was $3.0 million and the after-tax charge from share-based compensation was $0.7 million.

Detailed Financial Data

($ in Millions)

Operating results

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)
Revenues	$212.5	$301.9	-30%	$715.7	$929.8	-23%
Net income	35.5	51.3	-31%	122.0	170.8	-29%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation	39.2	61.2	-36%	109.9	179.0	-39%

Total revenue in third quarter 2009 decreased 30% compared with third quarter 2008. This decrease was largely driven by lower sales revenue and lower maintenance revenue, partially offset by higher basic lease revenue.

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation decreased by 36%. This decrease was also driven by lower maintenance revenue ($20.6 million) and lower income from the sale of assets ($5.8 million), partially offset by an increase in net spread.

Revenue breakdown

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Lease revenue:
Basic lease rents	$142.4	$132.9	7%	$425.2	$386.0	10%
Maintenance rents	10.4	34.6	-70%	49.9	57.6	-13%
End-of-lease compensation and other receipts	1.0	0.4	150%	9.7	12.5	-22%
Lease revenue	$153.8	$167.9	-8%	$484.8	$456.1	6%
Sales revenue	49.0	122.4	-60%	202.4	445.6	-55%
Management fees and interest income	5.3	8.0	-34%	17.0	23.9	-29%
Other revenue	4.4	3.6	22%	11.5	4.2	174%
Total revenue	$212.5	$301.9	-30%	$715.7	$929.8	-23%

Basic lease rents continue to increase when compared to prior periods as a result of our growing asset base. The increase in basic lease rents of 7% was less than the increase in average lease assets of 23%, as a result of decreasing interest rates. The impact of decreasing interest rates on basic lease rents was offset by lower interest expense. While basic lease rents for the third quarter 2009 increased 7% compared to third quarter 2008 to $142.4 million, interest expense excluding the impact of mark-to-market of interest rate caps decreased 30% compared with third quarter 2008 to $27.8 million, as shown in the table below. We refer to the difference in these amounts as net spread, which increased 23% in third quarter 2009 over the same period in 2008 to an amount of $114.6 million. Our average lease assets increased by 23% to $4.6 billion compared to third quarter 2008.

Maintenance related revenues, including end-of-lease compensation, decreased $23.6 million in third quarter 2009 to $11.4 million from $35.0 million in third quarter 2008. The decrease was largely due to $21.2 million of non-recurring maintenance revenue in third quarter 2008.  The non-recurring maintenance revenue related to a change in the estimate of the amount of maintenance rent expected to be reimbursed to lessees plus airline defaults. The change in estimate arose from the implementation of an improved model used to forecast future maintenance reimbursements, as disclosed in our previous filings. Since third quarter 2008 AerCap records as revenue all maintenance rent receipts not expected to be repaid to lessees.

In third quarter 2008, $16.6 million was recorded as maintenance revenue as a result of the change in estimate. Of the $16.6 million, $12.9 million was collected from lessees during prior periods and was non-recurring. In addition, the termination of certain leases due to airline defaults triggered the recognition of $8.3 million of maintenance related revenues in third quarter 2008.

	Three months ended			Nine months ended
	September 30,			September 30,
			% increase/			% increase/
	2009	2008	(decrease)	2009	2008	(decrease)

Basic lease rents	$142.4	$132.9	7%	$425.2	$386.0	10%

Interest on debt	$32.8	$51.0	-36%	$68.3	$120.2	-43%
Plus: mark-to-market of interest rate caps	(5.0)	(11.4)	-56%	17.2	(6.0)	-387%
Interest on debt excluding the impact of mark-to-market of interest rate caps	$27.8	$39.6	-30%	$85.5	$114.2	-25%
Net Spread	$114.6	$93.3	23%	$339.7	$271.8	25%

Effective tax rate

AerCap’s blended effective tax rate during the nine month period ended September 30, 2009 was 2.5%, consisting of 0.4% for AerCap’s aircraft business and 36.4% for AerCap’s engine and parts business. The annual blended effective tax rate for 2008 was positive 0.3% (income).

Financial position

			% Increase over
	September 30, 2009	September 30, 2008	September 30, 2008

Flight equipment held for lease	$4,761.9	$3,831.2	24%
Total assets	6,417.6	5,269.5	22%
Total liabilities	5,082.9	4,111.6	24%
Total equity	1,334.8	1,157.9	15%

As of September 30, 2009, AerCap’s portfolio consisted of 304 aircraft and 85 engines that were either owned, on order, under contract or letter of intent, or managed.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of such measure to the most closely related GAAP measure:

Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation. This measure is determined by adding the mark-to-market on our interest rate caps and share-based compensation during the applicable period, net of related tax benefits, to GAAP net income. AerCap believes this measure provides investors with a more meaningful view on AerCap’s operational performance and allows investors to better understand its operational performance in relation to past and future reporting periods. AerCap uses interest rate caps to allow it to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on its floating rate debt.

Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash inflows from the Company’s lease and other contracts. AerCap does not apply hedge accounting to its interest rate caps. As a result, AerCap is required to recognize the change in fair value of the interest rate caps in AerCap’s income statement during each period. Following is a reconciliation of net income excluding the impact of mark-to-market of interest rate caps and share-based compensation to net income for the three and nine month periods ended September 30, 2009 and 2008:

		Three months ended			Nine months ended
		September 30,			September 30,
				% increase/			% increase/
		2009	2008	(decrease)	2009	2008	(decrease)

Net income		$35.5	$51.3	-31%	$122.0	$170.8	-29%
Plus:	mark-to-market of interest rate caps, net of tax	3.0	8.2	-63%	(14.5)	3.7	-492%
	share-based compensation, net of tax	0.7	1.7	-59%	2.4	4.5	-47%
Net income excluding the impact of mark-to-market of interest rate caps and share-based compensation		$39.2	$61.2	-36%	$109.9	$179.0	-39%

Earnings per share excluding the impact of mark-to-market of interest rate caps and share-based compensation are determined by dividing the amount of net income excluding such impact by the average number of shares outstanding for that period. The average number of shares is based on a daily average.

Net spread. This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps and non-recurring charges. AerCap believes this measure provides investors a better way to understand the changes and trends related to the earnings of its leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from the use of interest rate caps instead of swaps for hedging purposes. The reconciliation of net spread to basic lease rents for the three and nine month periods ended September 30, 2009 and 2008 is included above.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Friday, November 6, 2009 at 9:30 am Eastern Time / 3:30 pm Central European Time. The call can be accessed live by dialing (U.S./Canada) 800-676-6978 toll free or +1-706-634-5464 (International) and referencing code 35504602 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations.”

The presentation slides for the conference call will be posted on AerCap’s website in advance of the call. A replay of the call will be available beginning at 10:30 am Eastern Time / 4:30 pm Central European Time on November 6, 2009 and continuing through December 6, 2009. To access the recording, call (U.S./Canada) 800-642-1687 toll free or +1-706-645-9291 (International) and enter passcode 35504602. The webcast replay will be archived in the “Investor Relations” section of the company’s website for one year.

In addition, a New York Group Lunch Presentation for investors and analysts will be hosted by AerCap’s management today, Friday, November 6, 2009, at 12:30 pm Eastern Time at The New York Palace (the Henry Room). Doors will open at 12:00 pm.

To participate in either event, please register at: www.sharedvalue.net/aercap/q309results

For further information, contact Peter Wortel: +31 20 655 9658 (pwortel@aercap.com) or Mark Walter (Shared Value): +44 (0)20 7321 5039 (aercap@sharedvalue.net).

About AerCap Holdings N.V.

AerCap is an integrated global aviation company with a leading market position in aircraft and engine leasing, trading and parts sales. The company also provides aircraft management services and performs aircraft maintenance, repair and overhaul services and aircraft disassemblies. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, Singapore, China and the United Kingdom.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “will,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

AerCap Holdings N.V.

Consolidated Balance Sheets - Unaudited

(In thousands of U.S. Dollars)

	September 30, 2009	December 31, 2008	September 30, 2008

Assets
Cash and cash equivalents	$203,377	$193,563	$176,444
Restricted cash	121,067	113,397	167,843
Trade receivables, net of provisions	49,037	43,649	38,694
Flight equipment held for operating leases, net	4,761,918	3,989,629	3,831,200
Flight equipment held for sale	—	—	6,139
Net investment in direct finance leases	34,069	30,571	—
Notes receivables, net of provisions	141,628	134,067	179,080
Prepayments on flight equipment	632,333	448,945	385,257
Investments	20,367	18,678	18,678
Goodwill	6,776	6,776	6,776
Intangibles, net	34,602	47,099	50,888
Inventory	108,444	102,879	89,746
Derivative assets	38,572	19,352	53,633
Deferred income taxes	80,463	82,471	76,091
Other assets	184,975	179,750	189,038
Total Assets	$6,417,628	$5,410,826	$5,269,507

Liabilities and Equity

Accounts payable	$16,004	$7,510	$137
Accrued expenses and other liabilities	77,591	104,750	118,638
Accrued maintenance liability	216,345	202,834	208,064
Lessee deposit liability	113,025	98,584	98,094
Debt*	4,593,268	3,790,487	3,603,013
Accrual for onerous contracts	24,378	33,306	31,053
Deferred revenue	33,479	34,922	38,516
Derivative liabilities	8,783	12,378	5,325
Deferred income taxes	—	—	8,782
Total liabilities	5,082,873	4,284,771	4,111,622

Share capital	699	699	699
Additional paid-in capital	592,133	609,327	607,852
Retained earnings	621,012	499,011	518,009
Total AerCap Holdings N.V. shareholders' equity	1,213,844	1,109,037	1,126,560
Non-controlling interest	120,911	17,018	31,325
Total Equity	1,334,755	1,126,055	1,157,885

Total Liabilities and Equity	$6,417,628	$5,410,826	$5,269,507

* Includes $63 million of subordinated debt received from our joint venture partner relating to the TUI portfolio acquisition

AerCap Holdings N.V.

Consolidated Income Statements - Unaudited

(In thousands of U.S. Dollars, except share and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Revenues
Lease revenue	$153,890	$167,932	$484,932	$456,134
Sales revenue	49,012	122,441	202,364	445,629
Interest revenue	2,433	4,889	7,656	14,931
Management fee revenue	2,821	3,065	9,294	8,970
Other revenue	4,354	3,607	11,461	4,156
Total Revenues	212,510	301,934	715,707	929,820

Expenses
Depreciation	55,663	45,329	160,153	123,331
Asset impairment	382	—	21,332	7,689
Cost of goods sold	39,973	108,850	179,293	359,716
Interest on debt	32,844	50,958	68,319	120,182
Operating lease in costs	3,268	4,254	9,855	11,209
Leasing expenses	10,648	5,421	51,885	23,213
Provision for doubtful notes and accounts receivable	55	(186)	408	1,061
Selling, general and administrative expenses	27,806	33,366	82,796	96,652
Other expenses	1,900	—	1,900	—
Total Expenses	172,539	247,992	575,941	743,053

Income from continuing operations before income taxes	39,971	53,942	139,766	186,767

Provision for income taxes	(784)	(3,896)	(3,471)	(15,421)

Net income	39,187	50,046	136,295	171,346

Net (income) loss attributable to non-controlling interest	(3,735)	1,285	(14,293)	(543)

Net Income attributable to AerCap Holdings N.V.	$35,452	$51,331	$122,002	$170,803

Basic and diluted earnings per share	$0.42	$0.60	$1.43	$2.01

Weighted average shares outstanding - basic and diluted	85,036,957	85,036,957	85,036,957	85,036,957

AerCap Holdings N.V.

Consolidated Statements of Cash Flows - Unaudited

(In thousands of U.S. Dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2009	2008	2009	2008

Net income	39,187	50,046	136,295	171,346
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	55,663	45,328	160,153	123,330
Asset impairment	382	—	21,332	7,689
Amortisation of debt issuance cost	3,901	5,154	11,789	11,911
Amortisation of intangibles	3,294	3,788	12,499	10,827
Gain on discounted purchase of securitized bonds	—	(2,783)	—	(2,783)
Provision for doubtful notes and accounts receivable	587	(186)	940	1,061
Capitalised interest on pre-delivery payments	(225)	(909)	(934)	(2,308)
Gain on disposal of assets	21	(12,461)	1,039	(65,268)
Mark-to-market of non-hedged derivatives	3,862	13,980	(15,642)	2,904
Deferred taxes	724	3,529	1,863	14,519
Share-based compensation	912	1,962	2,910	5,383
Changes in assets and liabilities
Trade receivables and notes receivable, net	(11,378)	22,539	(5,850)	1,576
Inventories	35,867	(7,061)	33,146	9,214
Other assets and derivative assets	(3,791)	(22,160)	(14,521)	(47,652)
Accounts payable and accrued expenses, including accrued maintenance liability, lessee deposits	(6,965)	(26,269)	(4,918)	(18,454)
Deferred revenue	(3,326)	(1,526)	(1,442)	4,942
Net cash provided by operating activities	118,715	72,971	338,659	228,237

Purchase of flight equipment	(273,217)	(137,091)	(848,031)	(1,014,642)
Proceeds from sale/disposal of assets	1,891	104,535	80,243	352,427
Prepayments on flight equipment	(116,693)	(74,905)	(403,054)	(206,583)
Purchase of investments	—	(10,000)	—	(10,000)
Purchase of subsidiaries, net of cash acquired	—	—	—	—
Sale of investments	—	6,234	—	6,234
Purchase of intangibles	—	112	—	(21,410)
Movement in restricted cash	7,117	15,965	(7,670)	(72,771)
Net cash used in investing activities	(380,902)	(95,150)	(1,178,512)	(966,745)

Issuance of debt	562,464	207,692	1,843,442	1,148,338
Repayment of debt	(313,149)	(181,898)	(1,081,578)	(435,286)
Debt issuance costs paid	(6,212)	(2,998)	(20,325)	(38,619)
Capital contributions from minority interests	—	—	104,200	—
Net cash provided by financing activities	243,103	22,796	845,739	674,433

Net increase (decrease) in cash and cash equivalents	(19,084)	617	5,886	(64,075)
Effect of exchange rate changes	4,038	(43)	3,928	(1,217)
Cash and cash equivalents at beginning of period	218,423	175,870	193,563	241,736
Cash and cash equivalents at end of period	203,377	176,444	203,377	176,444